Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

* * * * *

IHS Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of said corporation, at a meeting duly called and held, adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of said corporation:

RESOLVED, that the Amended and Restated Certificate of Incorporation of IHS Inc. be amended by changing the Fourth Article thereof so that, as amended, said Article shall state as follows:

FOURTH: (A) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 161,600,000 consisting of 160,000,000 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and 1,600,000 shares of preferred stock (the “Preferred Stock”), which the Board of Directors may issue, in one or more series, with or without par value, with full, limited, multiple, fractional, or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as shall be fixed by the Board of Directors.

(B) The Class A Common Stock shall entitle the holder thereof to one vote per share, provided, however, except as otherwise required by law, holders of Class A Common Stock shall not be entitled to vote on any amendment to this amended and restated certificate of incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this amended and restated certificate of incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to Delaware Law.

(C) The holders of Class A Common Stock shall be entitled to receive, share for share with each other, such dividends if, as and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, or rights to acquire shares of Common Stock, holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be.

(D) The Class A Common Stock is not convertible into any other shares of capital stock of the Corporation.

(E) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by the General Corporation Law were voted in favor of the amendment.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this certificate to be signed by Stephen Green, its Senior Vice President and General Counsel, this 7th day of May, 2010.

/s/ Stephen Green
By:	Stephen Green
Senior Vice President and
General Counsel